

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 6, 2016

Ron Bentsur
Chief Executive Officer
UroGen Pharma Ltd.
9 Ha'Ta'asiya Street
Ra'anana 4365007, Israel

> **Re:** **UroGen Pharma Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 20, 2016**
> **CIK No. 0001668243**

Dear Mr. Bentsur:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1. We note your revised disclosures in response to prior comment 1. Please revise the first paragraph on page 1 to clarify that MMC is currently used off-label for the indication you specify.

Risks Associated with Our Business, page 7

2. Please revise the first bullet point to highlight that your independent registered public accounting firm has expressed substantial doubt about your ability to continue as a going concern.

Capitalization, page 57

3.   We acknowledge your response to prior comment 6. As the warrant holders are not legally bound to exercise their warrants please remove the exercise of these warrants from your pro forma presentations throughout your filing including, but not limited to, capitalization, summary financial data, dilution, etc. You may separately disclose the impact on cash, equity and shares outstanding if these warrants are indeed exercised for cash in conjunction with your offering. Alternatively, obtain legally binding agreements from each warrant holder indicating their obligation to exercise their warrants for cash if your offering is consummated in order to support inclusion of these exercises as being factually supportable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations

Research and development expenses, net, page 63

4.   Your response to prior comment 8 indicates that you do not track internal costs by project. Please tell us whether you track external costs or any other costs by project. If so, revise your disclosure, either here or in your results of operations discussion, to disclose those costs incurred that you track by project for each period presented. In addition, as previously requested, for those costs you do not track by project revise your disclosure to provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on the project.

Next Steps..., page 94

5.   We continue to evaluate your response to prior comment 3 concerning identification of the collaboration partner and filing of the collaboration agreement as an exhibit. Please expand your response to explain in greater detail the contractual obligations and responsibilities of both parties, including those referenced in general terms in your risk factor disclosure on pages 20-21. In particular, please tell us the financial terms of the collaboration agreement, including whether the agreement specifies the amount of future payments in the event the option were exercised. Also, expand your response to discuss the option in greater detail, including its term and whether it contains any material limitations on the scope of the future license.

6.   Please revise to disclose when the collaboration commenced. Also, consider whether the single sentence of disclosure concerning the collaboration in this section is sufficient in light of your reference to the agreement in the Summary and your inclusion of a risk factor concerning potential termination of the arrangement.

You may contact Mark Brunhofer at (202) 551-3638 or James Rosenberg, Senior Assistant Chief Accountant, at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Gershon at (202) 551-6598 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joshua A. Kaufman, Esq.
        Cooley LLP